Amended and Restated Services Agreement

This Amended and Restated Services Agreement (the “Agreement”) is entered into on June 15, 2019 and effective as of October 1, 2018, (the “Effective Date”) by and among:

1.	SS&C Technologies, Inc., a corporation incorporated under the laws of the State of Delaware (“SS&C”);

2.	Eagle Point Administration LLC, a limited liability company organized in the State of Delaware (“Administrator”) in connection with its provision of certain administrative services to the Fund (as defined below); and

3.	Eagle Point Income Company Inc., a Delaware corporation (formerly EP Income Company LLC, a limited liability company organized in the State of Delaware) (“Fund”).

The Administrator and the Fund may be referred to individually or collectively as “Client.” SS&C, the Administrator and the Fund each may be referred to individually as a “Party” or collectively as “Parties”.

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a)     “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted or commenced by any person (including any Government Authority), regardless of the legal, equitable or other theory. Notwithstanding the foregoing, “Action” shall not include any ordinary course regulatory audits or routine regulatory requests for information.

(b)    “Affiliate” means, with respect to any person, any other person that is controlled by, controls, or is under common control with such person and “control” of a person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that person.

(c)     “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d)    “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e)     “Client Data” means all data of Client or a Fund, including data related to securities trades and other transaction data, investment returns, issue descriptions, Market Data and the like, and all output and derivatives thereof, necessary to enable SS&C to perform the Services, including data created by SS&C in connection with the Services to the extent it relates to the data described above.

(f)      “Confidential Information” means any information about the Parties, including this Agreement, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party not known by the receiving Party to be bound by an obligation of confidentiality to the other Party, (iii) is developed independently by the receiving Party without reference to Confidential Information, or (iv) is generally known by persons in the technology, securities or financial services industries.

(g)    “Controller” has the meaning given in Article 4 (Definitions) of GDPR.

(h)    “Data Supplier” means a supplier of Market Data.

(i)      “Data Protection Laws” means the General Data Protection Regulation (“GDPR”), Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, the effective date of which is 25 May 2018, as applicable to SS&C in its capacity as the service provider, including any applicable national implementing laws, data protection legislation or regulations supplementing it in those jurisdictions in which relevant Services are provided to Fund or Client by SS&C from time to time.

(j)      “governing documents” means the constitutional documents of an entity, all as amended from time to time.

(k)    “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(l)      “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority.

(m)   “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(n)    “Market Data” means third party market and reference data, including pricing, valuation, security master, corporate action and related data.

(o)    “person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(p)    “Personal Data” has the meaning given in Article 4 (Definitions) of GDPR.

(q)    “Processor” has the meaning given in Article 4 (Definitions) of GDPR.

(r)      “Services” means the services listed in Schedule A.

(s)     “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(t)      “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

1.2.  Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.  Section and Schedule headings shall not affect the interpretation of this Agreement.

1.4.  Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.  The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and, accordingly, there shall be no presumption of Law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.  SS&C will perform the Services in consideration of the fees, expenses and related payment terms listed in Schedule B. SS&C shall be under no duty or obligation to perform any service or take any action except as specifically listed in Schedule A and no other obligations or duties (including, fiduciary or analogous duties) shall be implied.

2.2.  In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to: (i) one or more of its Affiliates or (ii) other persons selected by SS&C with the prior written consent of Client, which may not be unreasonably withheld, delayed or conditioned, provided that such persons are selected with reasonable care and are supervised and monitored by SS&C. If SS&C delegates any Services, such delegation shall not relieve SS&C of its duties and obligations hereunder and the third party or Affiliate to which SS&C delegates its duties and obligations shall be subject to requirements relating to confidentiality and data privacy that are substantially similar to those applicable to SS&C under this Agreement. If SS&C delegates any Services, such delegation shall not relieve SS&C of its duties and obligations hereunder and SS&C shall be responsible for the acts and omissions of any delegatee. Upon Client’s written request, SS&C shall provide a list of any of its delegatees performing Services.

2.3.  SS&C shall promptly notify Client of any material Action against SS&C that is reasonably expected to materially impair SS&C’s ability to perform its obligations under this Agreement.

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3.	Client Responsibilities

3.1.   With respect to this Agreement, Administrator will make all decisions, perform all management functions relating to the operation of Fund, and authorize all Transactions. Without limiting the foregoing, the Administrator shall:

(a)	Designate properly qualified individuals to oversee the Services;
(b)	Establish and maintain internal controls, including monitoring the ongoing activities of the Fund;
(c)	Evaluate the results of the Services. Review and approve all reports and analyses resulting from the Services and promptly inform SS&C of any errors that the Administrator is in position to identify;
(d)	Evaluate the accuracy of the Services and promptly report any errors;
(e)	Provide, or cause to be provided, and accept responsibility for, valuations of the Fund’s assets and liabilities in accordance with a Fund’s or its investment adviser’s written valuation policies; and
(f)	Provide SS&C with timely information, including trading records, valuations and any other items reasonably required by SS&C in order to perform the Services and its duties hereunder.

3.2.   The Services, including any services that involve price comparison to vendors and other sources, model or analytical pricing or any other pricing functions, are provided by SS&C as a support function to the Administrator and do not limit or modify the Fund’s responsibility for determining the value of its assets and liabilities.

3.3.   Client is solely and exclusively responsible for ensuring that it complies with applicable Law and the Fund’s governing documents. SS&C is not responsible for monitoring Client’s compliance with (i) Law, (ii) a Fund’s governing documents or (iii) any investment restrictions.

3.4.   In the event that Market Data is supplied to or through SS&C and is used in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use licensed basis. Market Data may: (i) only be used by Client in connection with the Services and (ii) not be disseminated by Client or used to populate internal systems in lieu of obtaining a data license. Access and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice; provided, that SS&C will use commercially reasonable efforts to provide Client with prompt notice in the event that such access and delivery is likely to be interrupted. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to Client or any other person for any Losses with respect to Market Data, reliance by SS&C or Client on Market Data or the provision of Market Data in connection with this Agreement.

3.5.   Client shall promptly notify SS&C of any material Action against Client that is reasonably expected to materially impair Client’s ability to perform its obligations under this Agreement.

3.6.   Client shall deliver, or cause its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other relevant persons deliver, to SS&C, all Client Data necessary for the provision of Services, the then current governing documents of the Fund and, as reasonably requested by SS&C, any agreement between a Fund and the Administrator. Client shall use commercially reasonable efforts to arrange that SS&C will not be required to enter any agreements with any such persons in order for SS&C to provide the Services.

3.7.   Notwithstanding anything in this Agreement to the contrary, SS&C (i) shall be entitled, without further enquiry, for all purposes in relation to dealings with all persons, to rely in good faith on the authenticity, completeness and accuracy of any and all information and communications of whatever nature and howsoever received by SS&C, in connection with the performance of the Services and its duties hereunder, and (ii) shall not be responsible or liable to any person for any Losses arising by virtue of any such information or communication not being authentic and/or accurate.

4.	Term

4.1.   The initial term of this Agreement will be from the Effective Date through December 31, 2019. Thereafter, this Agreement will automatically renew for successive terms of one year each unless either Party provides the other with a written notice of termination at least 90 calendar days prior to the commencement of any successive term. In the event of the termination of this Agreement, SS&C shall provide exit assistance by promptly supplying Client Data to the Client or any other party designated by the Client in formats already prepared in the course of providing the Services; provided that all fees and expenses incurred pursuant to the terms of this Agreement have been paid. In the event that Client wishes to retain SS&C to perform additional transition services, including providing data and reports in new formats, Client and SS&C shall agree in writing to the additional services and related fees and expenses in advance.

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5.	Termination

5.1.   In addition to the provisions of Section 4, a Party may, by written notice to the other Party, terminate this Agreement:

(a)     If the other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching Party gives the other Party written notice of such breach;

(b)    If a force majeure event, as described in Section 13.6 of this Agreement, continues for a period of more than 30 calendar days;

(c)     If the other Party: (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding or (iv) becomes subject to a material Action or an Action that the terminating Party reasonably determines could cause such terminating Party reputational harm;

(d)    In the case of the Administrator as the notifying Party, to the extent the Administrator ceases to serve as the administrator of any Fund; or

(e)     Pursuant to Section 13.2 of this Agreement; and

the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be later than the date falling 90 calendar days after the event. Termination of this Agreement for any reason shall not affect: (i) any liabilities or obligations of either Party arising before such termination (including payment of fees and expenses through the date of termination or that may arise in connection with the termination) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise.

5.2.   Sections 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by SS&C for Client after the termination of this Agreement, all of the provisions of this Agreement relating to SS&C and Client except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

6.	Limitation of Liability and Indemnification

6.1.   Notwithstanding anything in this Agreement to the contrary, SS&C Associates shall not be liable to Client for any action or inaction of any SS&C Associate except to the extent of Losses resulting directly from the gross negligence, willful misconduct, fraud or bad faith of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances shall SS&C Associates be liable to Client for Losses that are indirect, special, incidental, consequential, punitive, exemplary, enhanced or similar (including lost profits, opportunity costs and diminution of value). Client shall indemnify and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Claim unless such Claim results from the gross negligence, willful misconduct, fraud or bad faith of SS&C in the performance of SS&C’s duties or obligations under this Agreement. The maximum amount of liability of SS&C Associates to Client for Losses arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the fees paid by Client to SS&C under this Agreement for the most recent 48 months immediately preceding the date of the event giving rise to the Claim or, if the Agreement had been effective for less than 48 months, the fees payable since the Effective Date times a number equal to 48 months divided by the months since the Effective Date.

7.	Representations and Warranties

7.1.   Each Party represents and warrants to each other Party that:

(a)     It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement;

(b)    It has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject;

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(c)     It has all necessary legal power and authority to enter into this Agreement and to perform its obligations hereunder, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary actions on its part, and performance hereunder does not violate the terms of any contract, covenant or agreement between it and any third party;

(d)    The person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

(e)     It is not a party to, and is not bound or affected by or subject to, any instrument, agreement, provision of its governing documents, Law or judgment which would be contravened or breached as a result of the execution or performance of this Agreement; and

(f)      To the best of its knowledge and belief, it is not the subject of any Action that would prevent it from performing its obligations under this Agreement.

7.2.   The Administrator represents and warrants to SS&C that it has actual authority to fulfill its obligations under this Agreement on behalf of the Fund and that its actions will be consistent with its authority under the governing documents of Client and other corporate actions of Client.

7.3.   SS&C represents and warrants to Client that:

(a)     It has and will continue to have access to the necessary licenses, regulatory approvals, facilities, equipment and personnel to perform its duties and obligations under this Agreement;

(b)    To its knowledge, information and belief, having regard to any requests made to SS&C by the Administrator, SS&C has disclosed to the Administrator prior to the date hereof all facts in relation to SS&C and its business affairs and regulatory standing as are material and ought properly to be made known to any person proposing to enter into this Agreement;

(c)     It has implemented and maintains commercially reasonable policies and procedures that are reasonably designed to protect against unauthorized access to or use of Client Data, Personal Information (as defined below) or Confidential Information maintained by SS&C that could result in material harm or inconvenience to Client or Fund investors;

(d)    To the best of its knowledge, information and belief none of the software owned or licensed by SS&C and used to provide the Services contains a virus, malware or a similar defect that could reasonably be anticipated to damage, detrimentally interfere with, surreptitiously intercept, adversely affect or expropriate Personal Information or Funds’ Confidential Information maintained by SS&C;

(e)     SS&C shall ensure that SS&C staff receives cyber security awareness training on a periodic basis and are tested.

8.	Client Data

8.1.  Client will provide or ensure that other persons provide all necessary Client Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing). SS&C shall not be responsible or liable for the accuracy, completeness, integrity or timeliness of any Client Data provided to SS&C by Client or any other person. All Client Data shall remain the property of the Administrator or relevant Fund, as applicable. Client Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11.4.

8.2.  SS&C will provide data backup and shall maintain and store Client Data used in the accounting books and records of a Fund for a rolling period of 7 years starting from the date the Services commenced for Client with respect to such Fund. SS&C shall also use reasonable endeavors to keep all property, data, records, information, books and all other documents constituting Client Data which it receives in the course of this Agreement and relating to the matters contained herein (in whatsoever form they are held) in a secure and safe environment.

8.3.  Client shall have electronic access to the books and records of the Fund on SS&C’s electronic portal at all times other than when the portal is down during periods of routine scheduled maintenance. In addition, SS&C shall furnish Client with a copy of the books and records of a Fund (which may be in electronic form) when requested by Client in writing within 24 hours of such request.

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8.4.  Client Reviews. Upon at least 30 days’ written notice from Client to SS&C, Client, through its staff or agents (other than any Person that is a competitor of SS&C), and Governmental Authorities with jurisdiction over the Client (each, a “Reviewer”) may conduct a reasonable, on-site review of the operational and technology infrastructure controls used by SS&C to provide the Services and meet SS&C’s confidentiality and information security obligations under this Agreement (a “Review”). Client shall accommodate SS&C requests to reschedule the Review based on the availability of required resources. With respect to any Review, Client shall:

(a)     Ensure that the Review is conducted in a manner that does not disrupt SS&C’s business operations.

(b)    Pay SS&C costs outside of normal operations, including staff time at standard rates.

(c)     Comply, and ensure that Reviewers comply, with SS&C policies and procedures relating to physical, computer and network security, business continuity, safety and security.

(d)    Ensure that all Reviewers are bound by written confidentiality obligations substantially similar to, and no less protective than, those set forth in the Agreement (which Client shall provide to SS&C upon request).

(e)     Except for mandatory Reviews by Governmental Authorities, be limited to one (1) Review per calendar year.

9.	Data Protection

9.1.  From time to time SS&C may obtain access to certain Personal Information of Fund investors, prospective investors or other individuals. “Personal Information” shall include non-public personal information provided to, and maintained by, the Fund in confidence, including personally identifiable financial information as defined by Title V of the Gramm-Leach Bliley Act, 15 U.S.C. §§6801, et seq., and its implementing regulations (the “Gramm-Leach Bliley Act”). Personal Information shall not include any personal information not required by Law to be kept confidential. Personal Information will be processed by and on behalf of SS&C. To the extent applicable, SS&C shall comply with the provisions of the Gramm-Leach-Bliley Act regarding the restrictions on use, disclosure, and safeguarding of Personal Information. Fund consents to the transmission and processing of Personal Information and Fund data outside the jurisdiction governing this Agreement in accordance with applicable Law. SS&C only transfers Personal Data to Affiliates that have executed a data transfer agreement containing the European Union model clauses in accordance with GDPR.

(a)     If a Client entity is deemed to be a Controller, as notified by it to SS&C, then: (i) SS&C will comply with its applicable obligations as a Processor under GDPR, including those requirements set out in Articles 28 (Processor), 29 (Processing under the authority of the controller or processor), 31 (Cooperation with the supervisory authority) and 32 (Security of processing) of GDPR, (ii) SS&C will notify Client without undue delay after becoming aware of a relevant Personal Data breach and provide reasonable assistance to Client or Fund (as applicable) in its notification of that Personal Data breach to the relevant supervisory authority and those data subjects affected as set out in Articles 33 (Notification of a personal data breach to the supervisory authority) and 34 (Communication of a personal data breach to the data subject) of GDPR, and (iii) SS&C will not disclose or use Personal Data obtained from or on behalf of Client except in accordance with the lawful instructions of Client (as applicable), to carry out SS&C’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with Client (as applicable) and to comply with applicable Law, including GDPR.

(b)    If Client is deemed to be a Controller, as notified by them to SS&C, then they will ensure that all relevant Personal Data subjects for whom SS&C will process Personal Data on their behalf as contemplated by its agreement(s) with them are fully informed concerning such processing, including, where relevant, the processing of such data outside the European Union and if applicable provide GDPR compliant consent.

9.2.  SS&C will implement and maintain commercially reasonable policies and procedures that are reasonably designed to protect against unauthorized access to or use of Personal Information and Client’s Confidential Information maintained by SS&C that could result in material harm or inconvenience to Client or Fund investors. SS&C has implemented appropriate measures, policies and procedures that are reasonably designed to meet the requirements of the Gramm-Leach Bliley Act and other applicable U.S. federal or state Law with regard to the receipt of, handling of, or access to Personal Information. SS&C will comply in all material respects with applicable Law and will implement and maintain appropriate measures in order to comply with such Law with regard to the Personal Information. SS&C will (i) at Administrator’s request and subject to Section 11.1, provide Client with its policies and procedures (or, at SS&C’s discretion, summaries thereof) related to the protection of Personal Information at least annually and (ii) provide personnel available to the Administrator to reasonably discuss matters related to the protection of Personal Information. SS&C will have its policies and procedures that materially relate to the measures described in this paragraph tested or evaluated by a qualified third party at least annually.

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9.3.  SS&C will promptly address material incidents of unauthorized access to or loss of Client’s Confidential Information or Personal Information by SS&C (a “Data Breach”) and promptly notify Client following any such Data Breach, without undue delay after becoming aware of a Data Breach, with such notice being given no later than three (3) business days after SS&C confirms the Data Breach, to the extent required by Law. At Client’s written request, SS&C will notify or cause the notification of Fund investors impacted by a Data Breach and will work with Client in good faith to effect such notifications. SS&C will seek to implement corrective action to respond to Data Breaches and prevent future occurrences and report to Client the corrective actions. SS&C will reasonably cooperate with Client in the event of any legal action or regulatory inquiry related to or arising out of a Data Breach.

9.4.  SS&C has implemented and maintains commercially reasonable business continuity policies and procedures with respect to the Services, will provide Client with a summary of its business continuity policies, test its business continuity procedures at least annually and provide a summary of the test results to Client upon written request and shall provide access to and disclose information about such arrangements as may be reasonably requested by the Client. SS&C shall implement, maintain and keep under review adequate contingency arrangements reasonably designed to enable the Client to have the agreed access or to receive from SS&C required data, records and information in the agreed time frames during normal business hours on any Business Day.

10.	SS&C Property

10.1.           SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither Client nor any other person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property. Client shall not (unless required by Law or pursuant to legal process or a request from any applicable Government Authority) either before or after the termination of this Agreement, disclose to any person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use commercially reasonable efforts to prevent any such disclosure by Client. For the avoidance of doubt, any books and records relating to the Fund that Client is required to maintain under applicable Law shall be property of Client.

11.	Confidentiality

11.1.   Each Party undertakes that it shall not at any time disclose to any person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11. Confidential Information includes all records, documents, data and other information received or created by a Party in connection with this Agreement that relates to the other Party hereof, including, as applicable, Client Data and information concerning the business, affairs, customers, clients or suppliers of a Party or its Affiliates.

11.2.   Each Party may disclose the other Party’s Confidential Information:

(a)     In the case of Client, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents, and in the case of SS&C, to each other SS&C Associate, in each case who need to know such information for the purposes of carrying out the Party’s obligations under this Agreement. Each Party shall ensure that all persons to whom the Party discloses the other Party’s Confidential Information (other than Government Authorities or where the disclosure is required by law, pursuant to legal process or at the request of the other Party) comply with this Section 11; and

(b)    As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that Party’s expense.

11.3.   Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of 7 years or as required by Law or internal document retention policies.

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11.4.   Subject to Section 11.2(b), to the extent either Party or its Affiliate, including, without limitation, SS&C’s ultimate parent company, is subject to U.S. federal or state securities laws, such person may make disclosures as it deems necessary to comply with such applicable Law. Upon the prior written consent of the Client, SS&C shall have the right to identify Client in connection with its marketing-related activities and in its marketing materials as a client of SS&C. Upon the prior consent of SS&C, which consent shall not be unreasonably withheld, conditioned or delayed, Client shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement to the Fund’s beneficial or legal owners. Subject to the foregoing, the Fund shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement in such Fund’s filings with the U.S. Securities and Exchange Commission as required by Law. SS&C hereby consents to such identification and description in connection with ordinary course client communications reasonably necessary to facilitate implementation of the Services with custodians and other service providers who service the Fund. This Agreement shall not prohibit SS&C from using any Client data (including Client Data) in tracking and reporting on SS&C’s clients generally or making public statements about such subjects as its business or industry; provided that Client is not named or otherwise identified in such public statements without its prior written consent.

12.	Notices

12.1.   Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed given when received by the Party to whom notice is required to be given.

If to SS&C (to each of):

SS&C Technologies, Inc.

80 Lamberton Road

Windsor, Connecticut 06095

Attention: Chief Operating Officer and General Counsel

Fax: +1 860-298-4969

E-mail: notices@sscinc.com and

    SSCGlobeOpNotices@sscinc.com

SS&C Technologies, Inc.

4 Times Square, 6th Floor

New York, New York 10036

Attention: General Counsel

Fax: +1 646-971-5010

Email: notices@sscinc.com

If to Client:

Eagle Point Income Company Inc.

c/o Eagle Point Administration LLC

20 Horseneck Lane

Greenwich, CT 06830

Attention: Mr. Kenneth Onorio

Tel: +1 203-340-8542

E-mail: KOnorio@EaglePointCredit.com

13.	Miscellaneous

13.1.   Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party.

13.2.   Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by Client, in whole or in part, whether directly or by operation of Law, without the prior written consent of SS&C. SS&C may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control of SS&C, (ii) an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void. If SS&C assigns or transfers this Agreement to a non SS&C Affiliate without Client consent, Client may terminate this Agreement by written notice subject to SS&C’s right within thirty (30) calendar days to rescind such assignment or other transfer.

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13.3.   Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by law all rights to a trial by jury.

13.4.   Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5.   Entire Agreement. This Agreement (including any schedules, attachments, amendments, and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.6.   Force Majeure. SS&C will not be responsible for any Losses of Client or Client’s property in SS&C Associates’ possession or for any failure to fulfill its duties hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects of any such event.

13.7.   Non-Exclusivity. The duties of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other person. Client understands that SS&C may have relationships with Data Suppliers and providers of technology, data or other services to Client and SS&C may receive economic or other benefits in connection with Client’s activities.

13.8.   No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between any of the Parties.

13.9.   No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, each Party will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of the other Party or its Affiliates who have materially worked on Client’s account or with SS&C in connection with the Services without the consent of the other Party; provided, however, that the foregoing shall not prevent a Party from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates’ or Client’s employees. If Client employs or engages any SS&C Associate who has materially worked on Client’s account during the term of this Agreement or the period of 12 months thereafter, Client shall pay for any fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10.    No Warranties. Except as expressly listed herein, SS&C and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11.    Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is legal, valid and enforceable and achieves the intended commercial result of the original provision.

13.12.    Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Fund in any Action to which Client is a party or otherwise related to Client, Client shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith.

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13.13.    Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other person except as set forth with respect to SS&C Associates and Data Suppliers.

13.14.    Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.15.   Restatement of Prior Agreements. This agreement amends and restates Services Agreement dated October 1, 2018, among the parties hereto.

*     *     *

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This Agreement has been entered into by the Parties as of the Effective Date.

SS&C Technologies, Inc.		Eagle Point Administration LLC
By:	/s/ Stanislaw Szczepanik	By:	/s/ Kenneth Onorio
Name:	Stanislaw Szczepanik	Name:	Kenneth Onorio
Title:	Authorized Representative	Title:	CFO

Eagle Point Income Company Inc.
By:	/s/ Kenneth Onorio
Name:	Kenneth Onorio
Title:	CFO

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Schedule A

Services

A.	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“investor” means an equity owner in a Fund, whether a shareholder in a company, a partner in a partnership, a unitholder in a trust or otherwise. A “prospective investor” means an applicant to become an investor.

(ii)	“NAV” means net asset value.

(iii)	“OFAC” means the Office of Foreign Assets Control, an agency of the United States Department of the Treasury.

2.	Any references to Law shall be construed to the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.	Client acknowledges that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)	Fund, the Administrator and other Persons that are not employees or agents of SS&C whose cooperation is reasonably required for SS&C to provide the Services providing cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by Fund, the Administrator and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any Client Data or other information provided to SS&C Associates in connection with the Services by any Person.

(iv)	Fund and the Administrator informing SS&C on a timely basis of any modification to, or replacement of, any agreement to which it is a party that is relevant to the provision of the Services.

(v)	Any warranty, representation, covenant or undertaking expressly made by the Administrator under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

(vi)	SS&C’s timely receipt of the then most current version of applicable governing documents and required implementation documentation, including authority certificate, profile questionnaire and accounting preferences, and SS&C Web Portal and other application User information.

4.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by Client of the duties and obligations listed.

B.	Accounting - NAV Calculation

1.	Reconcile portfolio transactions, positions and cash balances to prime brokers/custodian banks and statements from underlying investments on a monthly basis. Maintain Fund books and records including general ledger accounts.

2.	Calculate and accrue income, expenses, gains and loss.

3.	Prepare financial, performance and other reporting as mutually agreed in writing.

4.	Communicate with the Administrator with respect to the Fund’s accounting books and records and related matters.

5.	Calculate the NAV following each month-end and each other date as may be agreed in writing.

C.	Miscellaneous

1.	Notwithstanding anything to the contrary in this Agreement, SS&C:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of a Fund.

(iv)	Is not responsible for determining the valuation of a Fund’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of a Fund.

(vi)	Is not responsible for affecting any U.S. federal or state regulatory filings which may be required or advisable as a result of the offering of interests in a Fund.

(vii)	Is not a Fund’s tax advisor and does not provide any tax advice.

(viii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

2.	If SS&C allows the Administrator or its agents and representatives (“Users”) to (i) receive information and reports from SS&C and/or (ii) issue instructions to SS&C via web portals or other similar electronic mechanisms hosted or maintained by SS&C or its agents (“Web Portals”):

(i)	Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by SS&C (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. Client shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify SS&C promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by Client or its authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by Fund shall not be effective until SS&C has confirmed receipt and execution of such change.

(ii)	SS&C grants to the Client a limited, non-exclusive, non-transferable, non-sublicenseable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. Client will ensure that any use of access to any Web Portal is in accordance with SS&C’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)	Client will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the web portal. Neither Fund nor Management will remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	SS&C reserves all rights in SS&C systems and in the software that are not expressly granted to Client hereunder.

(v)	SS&C may discontinue or suspend the availability of any Web Portals at any time without prior notice; SS&C will endeavor to notify Fund as soon as reasonably practicable of such action.

3.	SS&C shall provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that SS&C may elect to provide these services only upon an agreement in writing subject to separate fees in the event responding to such requests becomes, in SS&C’s sole discretion, excessive.

4.	Reports and information shall be deemed provided to Client if they are made available to Client online through SS&C’s portal.

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Schedule B

Fees and Expenses

1.	Fees

(a)	Accounting

Fees are calculated separately for each tier of assets multiplied by the appropriate basis figure, subject to a minimum annual fee.

Eagle Point Income Company Inc.

Description	Fees
Minimum Fees (after month 12)	$9,000 per month
Months 1-6	$5,000 per month
Months 7-12	$7,500 per month
Aggregate of Fund’s Total Equity Base	5.5 basis points
•	“Total Equity Base” means the value of the Fund’s common stock plus the paid in capital of preferred stock.

2.	Fees for Additional Services; Expenses

Fees for conversion, setup and implementation, tax related services, financial statements and audit support, customized reports and other services not listed above will be billed at SS&C’s standard rates if applicable. Fees for reviews of Client records maintained by SS&C by Government Authorities in connection with those authorities oversight or regulation of Client or otherwise not caused by SS&C also will be billed at SS&C’s standard rates if applicable.

Reasonable out-of-pocket expenses and any and all charges for Market Data will be billed to the Client separately on a quarterly basis. Out-of-pocket expenses, including expenses incurred by SS&C for travel, lodging, meals, telephone, shipping, duplicating, cost of data, and other direct expenses, are billed to Client, and are in addition to any fees.

Data Extracts

Where SS&C creates and exports daily a custom data extract to a third party (e.g., a risk service provider), a one-time set-up fee of $2,500 and a recurring charge of $500 per month is charged.

Background Check

SS&C may itself and through its agents conduct a background check on Client and any of its Affiliates, members, shareholders, directors, officers, partners, employees, agents and contractors (including submitting Client’s personal information to a credit reference agency). Client will cooperate with SS&C in providing and/or obtaining information necessary to conduct the background check. SS&C may terminate the Agreement within 30 days of receipt of the results of the background check if SS&C, in its sole discretion, determines that it is inadvisable for SS&C to provide services under the Agreement.

3.	Payment and Fee Changes

Payment shall be made to SS&C or its Affiliates by wire transfer or at the address on the fee statement or invoice or at such other address as SS&C may specify. Unless otherwise stated, fees are billed quarterly in advance and are due and payable in advance on the first day of each calendar quarter. Bills for expenses are due and payable upon receipt of SS&C’s invoice.

A late payment charge of 1½% per month (annual rate of 18%), or the maximum rate allowed by Law, whichever is less, will be added to all amounts due under this Agreement if they are not paid within 30 days of the due date. If the account is turned over for collection, Client shall pay all of SS&C’s collection costs, including reasonable attorney’s fees. SS&C reserves the right, in its sole and absolute discretion, to discontinue all services provided hereunder upon 10 days’ written notice to Client without any liability to Client or any other person if Client is more than 30 days past due on any amounts owed to SS&C under this Agreement.

Client is responsible for payment for all billed and unbilled fees through the date of termination of this Agreement. SS&C shall have the right to withhold documentation and records until such amounts have been paid.

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Client shall reimburse SS&C for any applicable sales, use, property or other taxes and customs duties paid or payable by SS&C in connection with the Services or property (such as Market Data) delivered in connection with this Agreement. Client shall have no liability for any taxes based upon the net income of SS&C. All taxes owed by Client hereunder shall become due and payable when billed by SS&C to Client, or when assessed, levied or billed by the appropriate tax authority, even if such billing occurs subsequent to termination of this Agreement. When SS&C’s contracting entity is a U.S. corporation, Client shall recognize SS&C as such for purposes of any government and double taxation convention.

All amounts payable to SS&C specified in this Agreement are in United States dollars.

SS&C reserves the right to review and increase its fees upon the prior approval by Client. If SS&C proposes a fee amendment, the amendment will become effective as agreed in writing between the Parties. If no agreement is reached within 15 days of SS&C’s proposal, SS&C may terminate this Agreement upon 90 days written notice to Client. Such termination is effective at the end of the next calendar quarter ending not less than 90 days following the date of the termination notice.

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